UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated December 7, 2020, announcing that the Company has purchased on the NYSE and on Euronext Brussels a total of 642,652 of its own shares for an aggregate price of USD 5,056,133.21.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: December 7, 2020

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Monday 7 December – 8:00 a.m. CET _______________________________________

SHARE BUYBACK

ANTWERP, Belgium, 7 December 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) announces that the Company has purchased on the NYSE and on Euronext Brussels a total of 642,652 of its own shares for an aggregate price of EUR 4,244,194.21 (USD 5,056,133.21) as part of its capital allocation strategy and returns to shareholder policy.

Following this transaction, the Company owns 16,764,732 shares (7.62% of the total outstanding share count).

Further details on these transactions are as follows:

Shares repurchased on Euronext Brussels

Transaction date	Quantity	Average Price	Lowest price	Highest price	Total price
30 November 2020	75,000	EUR 6.6566	EUR 6.5950	EUR 6.7000	EUR 499,245.00
1 December 2020	75,000	EUR 6.6456	EUR 6.5600	EUR 6.7200	EUR 498,420.00
2 December 2020	58,589	EUR 6.4714	EUR 6.4300	EUR 6.5000	EUR 379,152.85
3 December 2020	75,000	EUR 6.4716	EUR 6.4500	EUR 6.5000	EUR 485,370.00
4 December 2020	59,063	EUR 6.6456	EUR 6.5650	EUR 6.6900	EUR 309,509.07

Shares repurchased on the NYSE

Transaction date	Quantity	Average Price	Lowest price	Highest price	Total price
30 November 2020	75,000	USD 7.9274	USD 7.8800	USD 7.9500	USD 594,555.00
1 December 2020	75,000	USD 7.8274	USD 7.7800	USD 7.8650	USD 587,055.00
2 December 2020	75,000	USD 7.8973	USD 7.8400	USD 7.9300	USD 592,297.50
3 December 2020	75,000	USD 7.9357	USD 7.8800	USD 7.9700	USD 595,177.50

The Company will monitor market conditions to decide to continue buying back shares, taking into account a variety of factors, including regulatory or legal requirements and other corporate considerations.

The Board and Management firmly believe this affirmative action creates long term value for all stakeholders given the significant disconnect between equity and net asset values at present and reflects the strength of Euronav’s balance sheet and the confidence of Board and Management in the long term value in the Company’s shares.

PRESS RELEASE Regulated information Monday 7 December – 8:00 a.m. CET _______________________________________

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Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of Q4 Results: Thursday 4 February 2021

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 45 VLCCs (four to be delivered), 26 Suezmaxes (one of which is in a joint venture and two vessels time chartered in) and 2 FSO vessels (both owned in 50%-50% joint venture).

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.